Secure Financial Transactions — Any Time, Any Place

July 14, 2009

VIA EDGAR AND FACSIMILE

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-31648

Dear Mr. Dobbie:

We have reviewed your comment letter dated June 30, 2009 regarding the Form 10-K for the year ended December 31, 2008 filed by Euronet Worldwide, Inc. (the “Company”, “Euronet”, “we” or “us”). Our responses to your comments follow. For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Commission Comment 1 relating to Compensation Discussion and Analysis, page 27 of Definitive Proxy Statement on Schedule 14A and Annual Bonus, page 30 of Definitive Proxy Statement on Schedule 14A:

Please tell us why you have not disclosed the performance targets utilized in determining annual bonus and stock incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific threshold, target and maximum objectives for Cash EPS growth or operating income growth that were used as bases for awarding annual bonuses to your named executive officers. You have also not disclosed the specific targets for cumulative Cash EPS or operating income growth that are tied to the vesting of the stock incentive awards made to your named executive officers in the 2008 fiscal year. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

4601 College Boulevard, Suite 300 • Leawood, KS 66211 USA

Tel: +1-913-327-4200 • Fax: +1-913-327-1921

Company Response:

To address the comment regarding the reasons for not disclosing performance targets utilized in determining annual bonus and stock incentive compensation for our named executive officers for 2008, we are dividing the named executive officers into two groups: named executive officers with company-wide responsibilities and named executive officers with divisional responsibilities. Michael Brown, Chief Executive Officer and Rick Weller, Chief Financial Officer are the named executive officers who have company-wide responsibilities and Gareth Gumbley, Juan Bianchi and Roger Heinz are the named executive officers who have divisional responsibilities. We generally have different reasons for not disclosing the specific performance targets applicable to each group. The performance targets for executives with company-wide responsibilities were not disclosed primarily because they were not material to the determination of their compensation. The performance targets for divisional executives were not disclosed principally because such disclosure would result in competitive harm. The discussion below addresses the reasons for non-disclosure of performance targets for bonuses and awards granted to each group and for awards granted to both.

Named Executive Officers – Company-wide Responsibilities

Regulation S-K Compliance and Disclosure Interpretation 118.04 states, “Whether performance targets are material is a facts and circumstances issue...” The following discussion addresses the facts and circumstances leading to non-disclosure of the performance targets for Euronet’s named executive officers with company-wide responsibilities based on a lack of materiality.

Annual Bonus. As disclosed on page 31 of the Definitive Proxy Statement on Schedule 14A, the 2008 growth in Cash EPS was less than the predetermined threshold; therefore, Messrs. Brown and Weller were not awarded any bonuses for those performance targets. Rather, they received bonuses of $87,500 and $34,125, respectively, based on their achievement of personal and strategic goals that were qualitative in nature. These bonuses amounted to 17.5% and 10.5% of their respective base salaries. Therefore, Messrs. Brown and Weller received no bonuses in 2008 based upon quantitative performance goals and relatively insignificant bonuses based on qualitative goals. Given the failure to achieve the quantitative performance targets in 2008, we do not believe that such targets are material.

In addition, while the immaterial amounts paid to Messrs. Brown and Weller support not disclosing specific performance targets, they also provide qualitative information to stockholders. By observing the relatively low payouts disclosed in the Definitive Proxy Statement on Schedule 14A and the Company’s performance disclosed in the Annual Report on Form 10-K and other communications, stockholders can clearly recognize that the Company’s incentive pay for these executives is aligned with performance; i.e., executives are not receiving significant payouts when the Company is not performing to expectations. This point is further illustrated by the disclosure in footnote 5 to the Summary Compensation Table on page 34 of the Definitive Proxy Statement on Schedule 14A which discusses the reversal of share-based compensation expense in 2008 related to prior year restricted stock grants to Messrs. Brown and Weller because it is not probable that the Adjusted EPS target will be achieved. While not disclosing the specific Adjusted EPS target, the information allows stockholders to discern that the target was sufficiently rigorous so as to significantly reduce the likelihood of providing an award when the Company’s Adjusted EPS was not growing as expected. Thus, the specific performance targets are not material to understanding the determination of these executives’ pay, but rather appreciating the correlation between executive incentive pay and Company performance is the fundamental information needed to understand their incentive awards.

March 2008 Stock Incentive Awards. This correlation between executive incentive pay and Company performance as disclosed in the Company’s SEC filings can be observed over several years, demonstrating a consistency in granting executive compensation and setting demanding performance goals. Therefore, not only are incentive compensation amounts earned by Messrs. Brown and Weller immaterial in 2008, but the specific performance targets set for the future vesting of incentives awarded to them in 2008 are not critical to understanding that those targets are sufficiently rigorous in keeping with such targets set in the past. For these awards, the Compensation Committee of the Board of Directors has generally required that the Company substantially improve its financial performance for awards to vest. In future filings, we will provide further discussion of how difficult it is expected to be for Euronet to achieve the undisclosed performance targets.

Regarding the March 2008 stock incentive awards granted to Messrs. Brown and Weller, we disclose in footnote 1 to the award grant table on page 36 of the Definitive Proxy Statement on Schedule 14A that shares for those awards vest each year in proportion to the cumulative growth in Cash EPS with no minimum threshold such that all granted shares vest upon achievement within 10 years of 100% cumulative growth in Cash EPS with 2007 as the base year. Accordingly, there is no specific target, rather, the shares vest in direct relationship to Cash EPS growth. For example, if cumulative Cash EPS growth is 20%, then 20% of the awarded shares would vest. The vesting of executives’ shares is directly linked to the same performance improvement stockholders realize through the growth in Cash EPS. Thus, there are no undisclosed performance targets with respect to these awards.

Named Executive Officers – Divisional Responsibilities

Annual Bonus and July 2008 Stock Incentive Awards. We have not disclosed the performance targets relating to bonuses paid or the July 2008 stock incentive awards granted to Messrs. Gumbley, Bianchi and Heinz because we believe such disclosure could result in competitive harm to the Company. The bonuses paid and the vesting of stock incentive awards granted to these executives are based upon operating income growth in their respective operating units. The Company believes that such information could be used to its detriment by competitors, customers and counterparties as described below.

The primary competitive harm that would occur from disclosing the specific performance targets of our divisional executives is related to executive retention and recruitment. Euronet operates in three distinct segments: Electronic Financial Transaction (“EFT”) Processing, Prepaid Processing and Money Transfer. Each segment operates in multiple countries and approximately 75% of Euronet’s revenues are generated outside the U.S. The Company’s strategy has primarily been to be the “first mover” in emerging markets outside the U.S. and operate with local leadership. Euronet prefers to employ local divisional executives who are citizens of the division’s main geographic region and who also have an understanding of U.S. business practices. The type of executive desired has a familiarity with the business practices of his or her home country and can navigate the economic, regulatory, linguistic and cultural distinctions present in the other countries in which the division operates. Further, the executive must be able to manage U.S. business practices and comply with U.S. regulations such as the Foreign Corrupt Practices Act and Sarbanes-Oxley Act. Given that many of the primary markets in which Euronet operates are in the relatively small countries and economies of Eastern Europe, Latin America and the Middle and Far East, the pool of executives in those countries meeting the stated requirements is limited. The size of the pool is further limited by the fact that many of these countries have only been functioning in a capitalistic society for a short time, which has not allowed for the development of numerous local business leaders who are proficient in Western business practices and have developed a mature framework of business ethics. However, demand for such executives is high in these small but emerging economies. Therefore, competition for executive talent is intense. Euronet executives, in particular, are coveted for a number of reasons: 1) Euronet has introduced several products and services which were new to many of its markets and our executives possess proven entrepreneurial skills because of those pioneering experiences; 2) our executives have demonstrated high ethical standards and an ability to provide a strong control environment because of the nature of the products and services offered as well as the need to comply with local and U.S. regulations; and 3) our executives possess the skills to work internationally which were developed from managing operations in multiple countries while reporting and communicating to Euronet’s U.S. headquarters. The Company has invested significant time and resources in recruiting, hiring, developing and retaining its divisional management.

Disclosing specific performance targets of our divisional executives would provide competitors for executive talent with more information that could be used to lure away our existing executives or enable them to compete more effectively for any replacement candidates. Such a situation clearly diminishes Euronet’s competitive position in retaining and recruiting executive talent and would cause us competitive harm given the significant competition for limited resources.

We could also incur competitive harm from disclosing divisional performance targets that would give competitors insight into our operating strategies that would allow them to more efficiently counter those strategies. Providing divisional operating income growth targets would allow competitors to compare those targets with historical results and enable them to discern possible shifts in operating strategies or areas of emphasis. A detected improvement in one of our division’s operating income targets may lead competitors to perceive a significant upcoming market action by us and lead them to more vigorously defend their market position. Conversely, a detected deceleration in one of our division’s operating income targets could lead them to perceive us developing a market weakness and cause them to attempt to exploit the perceived weakness, including through raising doubts with customers about the stability and prospects of the division as discussed below.

The same information described above could also lead customers and vendors to alter their relationships with us. A detected strengthening of divisional operating income could lead customers and vendors to perceive that we anticipate robust operations and to then demand to share in that expanding profitability. Conversely, a detected weakening of divisional operating income could lead customers and vendors to perceive in us a lack of stability and drive customers to seek our competitors for their processing solutions and vendors to impose less beneficial terms on us for the purchase of their products and services. This is a particularly sensitive area for the Company as a major portion of its operations is set up to provide processing services for transactions conducted at third-party retail locations. A portion of the fees charged to customers is provided to the retailers who are very aware of their share of the fees. The retailers are always keen to detect any change to customer fees or their commissions. Therefore, disclosing divisional performance targets could cause retailers to perceive changes, real or imagined, which could lead to a significant number of retailer inquiries, challenges, demands and even terminations that would be harmful to our business.

The Company further believes that disclosing divisional performance targets that do not represent entire reporting segments would cause even deeper competitive harm than disclosing performance targets of reporting segments. For example, part of Mr. Gumbley’s incentive awards includes performance targets of our prepaid operations in Australia. Another example is that part of Mr. Heinz’s incentive awards includes performance targets of the Europe, Middle East and Africa EFT Processing division. While the Company regularly discloses operating results of its reporting segments, it believes that disclosing performance targets and results of specific portions of our segments, which are not otherwise disclosed, would provide even more visibility into our operations and expectations of those markets which could be exploited by our competitors, customers and vendors.

All Named Executive Officers

December 2008 Stock Incentive Awards. The other awards granted in 2008 to the named executive officers which are based on quantitative goals are the stock incentive awards that vest on achieving a pre-determined level of cumulative Cash EPS for the years 2009 through 2011, contingent upon the executive officer’s continued employment on the vesting date. We did not disclose the performance targets for these awards because we do not believe that these awards constitute a material part of the executives’ compensation or that the actual performance targets are material to an understanding of the executive compensation policies applicable to these executives. As disclosed on page 36 of the Definitive Proxy Statement on Schedule 14A, the awards represent a small percentage of the equity incentive compensation granted to these executives. The grant date fair value of these awards as a percentage of the grant date fair value of all equity incentive plan awards granted to the respective executive in 2008 was 11.4% for Mr. Brown, 12.9% for Mr. Weller, 0.7% for Mr. Gumbley, 19.8% for Mr. Bianchi and 1.8% for Mr. Heinz. In the aggregate, these awards were 8.5% of all 2008 equity incentive plan awards granted to the named executive officers based on grant date fair value. These awards represent an even smaller portion of the overall compensation package for these executives. Assuming ratable vesting of these awards and salary and bonus amounts the same as 2008, these awards, in the aggregate, represent approximately 5% of overall annual compensation for these executives. We believe that the existing disclosure regarding the performance targets is sufficient given the lack of materiality of these awards. However, in future filings, we will provide further discussion of how difficult it is expected to be for Euronet to achieve the undisclosed performance targets. Because we do not believe that the performance targets are material, we have not addressed the issue of the extent to which disclosure of such performance targets could result in competitive harm to Euronet.

Additionally, the Company believes that disclosing the specific targeted cumulative Cash EPS for this period could be construed by readers to be earnings guidance. The Company generally does not provide earnings guidance more than one quarter in advance and wishes to avoid any misconceptions by the investment community as to what the Company expects beyond that timeframe. In fact, stock analysts frequently ask the Company for the targets used for incentive compensation with the intent of discerning long-term expectations from the information. The Company has declined to disclose them, in part, to avoid any such misunderstanding. The Company believes its history of setting demanding performance targets lessens the significance of disclosing the specific performance target and, along with the potential aggravating circumstance of creating confusion around earnings expectations, further supports the non-disclosure of the specific performance target for these awards.

In summary, the Company believes that company-wide performance targets that were not disclosed in the 2008 Definitive Proxy Statement of Schedule 14A are immaterial to the incentive compensation of the affected named executive officers and to an understanding of the executive compensation policies applicable to the named executive officers. Additionally, the Company believes that disclosing the specific performance targets of our segments or portions of our segments that were not disclosed for divisional executives would cause competitive harm in executive retention and recruitment as well as lead to actions by competitors, customers and vendors that would cause us competitive harm. Therefore, the Company believes that those specific performance targets meet the confidential treatment standard and it is appropriate to exclude such information from disclosure in the Definitive Proxy Statement on Schedule 14A.

Commission Comment 2 relating to Exhibits 31.1 and 31.2:

We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying officers in the introductory sentence. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Company Response:

In future filings, the Company will remove the titles of the certifying officers in the introductory sentences of the certifications and will otherwise ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

The Company also acknowledges that 1) it is responsible for the adequacy and accuracy of the disclosure in its filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (913) 327-4200.

Sincerely,

/s/ Rick L. Weller
Rick L. Weller
Executive Vice President and Chief Financial Officer

cc: William Friar, Senior Financial Analyst